Exhibit 23.1

                         Consent of Independent Auditors

The Board of Directors
Travelzoo.com Corporation:

We consent to the use of our report dated March 22, 2001 on the combined balance sheets of Travelzoo.com Corporation and affiliate as of December 31, 1999 and 2000, and the related combined statements of operations, stockholders' equity and cash flows for the period from May 21, 1998 (inception) to December 31, 1998 and for each of the years in the two-year period ended December 31, 2000 in Amendment No. 4 to the registration statement on Form S-4 of Travelzoo Inc. filed on or about January 15, 2002, and to the reference to our firm under the headings "Selected Combined Historical and Pro Forma Financial Data" and "Experts" in the prospectus.

                                         /s/ KPMG LLP


Mountain View, California
January 14, 2002